Exhibit 99.1

AVG Announces Results of Its Annual General Meeting of Shareholders

AMSTERDAM, June 12, 2015 /PRNewswire/ — AVG Technologies N.V. (NYSE: AVG) today announced that it held its annual general meeting of shareholders on Thursday, June 11, 2015. Jan Haars, serving as independent supervisory director of AVG’s supervisory board and first appointed in August 2011, and Jonathan Meeks, serving as a non-independent supervisory director of AVG’s supervisory board and first appointed in October 2009, were re-appointed by the general meeting of shareholders as supervisory directors of AVG’s supervisory board for a period of four (4) years ending immediately following the AGM 2019.

About AVG Technologies (NYSE: AVG)

AVG is the online security company providing leading software and services to secure devices, data and people. AVG’s award-winning technology is delivered to over 200 million monthly active users worldwide. AVG’s Consumer portfolio includes internet security, performance optimization, and personal privacy and identity protection for mobile devices and desktops. The AVG Business portfolio – delivered by managed service providers, VARs and resellers – offers IT administration, control and reporting, integrated security, and mobile device management that simplify and protect businesses.

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Investor relations contacts:
US: Bonnie Mc Bride	Europe: Camelia Isaic
Tel: + 1 415 806 0385	Tel: + 420 702 205 848
Email: bonnie.mcbride@avg.com	Email: camelia.isaic@avg.com
IR team email: ir@avg.com

Media contacts:
US: Deanna Contreras	Rest of World: Zena Martin
Tel: +1 415 371 2001	Tel: + 44 7496 638 342
Email: deanna.contreras@avg.com	Email: zena.martin@avg.com